March 24, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jennifer Lopez

Re:	Etsy, Inc.
Registration Statement on Form S-1
Filed March 4, 2015
File No. 333-202497

Dear Ms. Lopez:

On behalf of Etsy, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 19, 2015 relating to the Registration Statement on Form S-1 filed March 4, 2015 (the “Registration Statement”).

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the Registration Statement.

Gatefold of Prospectus

1.	We note the fifth page of the artwork provided. Please provide additional context so a reader not familiar with your industry can understand the information included in your artwork. In this regard, we note the following:

•	Your references to “several converging macroeconomic” trends and how each of them will “benefit millions of people” under the section titled “Our Opportunity.”

•	Your references to $280B and $695B under the section titled “Trends in our Favor.” Please clarify what these amounts represent (e.g. revenues).

U.S. Securities and Exchange Commission

March 24, 2015

•	Your depiction titled “Manufacturing” under the “Trends in our Favor” section. Please describe how your reference to “19 or fewer employees” relates to your reference to “responsible manufacturers.”

Please note that this comment is also applicable the Business section.

In response to the Staff’s comment, the Company has revised the fifth page of the artwork, in the form attached hereto as Exhibit A. As discussed with the Staff, the Company will include the revised artwork in an amendment to the Registration Statement expected to be filed the afternoon of March 31, 2015, prior to the expected launch of its roadshow the morning of April 1, 2015. The Company will make corresponding changes to the graphics on page 100.

With respect to the second bullet in the Staff’s comments, the Company supplementally notes that the references to $280B and $695B under the section titled “Trends in our Favor” refer to global online and mobile retail sales (not revenue) as outlined in the Euromonitor report referenced in the graphic and in the Registration Statement. Because the report uses the words “Global Online Retail Market,” the Company is limited in the additional context it can provide in the Registration Statement but believes that the revised graphic assists the reader to see that such references refer to market data and not Etsy-specific data.

Executive Compensation

Annual Cash Incentive Bonuses, page 128

2.	We note your disclosure that in 2014 payouts were made under the annual cash incentive plan. Please provide the material terms of the non-equity incentive plan award made to the named executive officers and a general description of the formula or criteria applied in determining the amounts payable. Refer to Item 402(o)(5) of Regulation S-K.

In response to the Staff’s comment, the Company intends to revise the disclosure included on page 128 regarding the 2014 payouts under the annual cash incentive plan, and file such disclosure in the amendment to the Registration Statement referred to above, as follows:

Annual Cash Incentive Bonuses

Prior to 2014, we did not have a regular annual cash incentive bonus program for our executive officers. In 2014, our compensation committee approved an annual cash incentive plan in which certain of our employees, including our named executive officers, participated.

In general, funding for all bonus payouts is based upon our achievement of company-wide performance goals. The actual individual bonus payouts may be increased or decreased based upon the compensation committee’s consideration of each participant’s performance during the year. For 2014, the bonus plan was funded based upon the satisfaction of company-wide Adjusted EBITDA margin and net revenue goals. Because we exceeded our Adjusted EBITDA margin goal, the bonus plan was funded at 110% of target. The target bonuses for our named executive officers for 2014, as a percentage of base salary, were 75% for Mr. Dickerson, 59% for Ms. Salen and 50% for Mr. Breslow, and the actual bonus payouts were 110% of target for Mr. Dickerson and 121% of target for Ms. Salen and Mr. Breslow, in light of both company performance against the Adjusted EBITDA margin and net revenue goals and their respective individual performance during 2014. The individual bonus payments were approved by our compensation committee and our board of directors with input from Mr. Dickerson for the other named executive officers.

* * * * *

U.S. Securities and Exchange Commission

March 24, 2015

Please contact me at (650) 321-2400 or, in my absence, Kenneth R. McVay, at (212) 730-8133, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake
Richard C. Blake
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Chad Dickerson

Kristina Salen

Jordan J. Breslow, Esq.

Etsy, Inc.

Kenneth R. McVay, Esq.

Greg S. Volkmar, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Sarah K. Solum, Esq.

Davis Polk & Wardwell LLP

Exhibit A

1.4M active sellers
as of Dec 31, 2014

19.8M active buyers
as of Dec 31, 2014

Annual Revenue

$200M
$150M
$100M
$50M
$0M
REVENUE
2012
2013
2014
Other
Seller Services
Direct Checkout
Promoted Listings
Shipping Labels
Marketplace
3.5% Transaction Fee
$0.20 Listing Fee

Our Opportunity

We operate at the center of several converging macroeconomic **Trends in our Favor.** We believe that in combination these trends will benefit millions of people in our ecosystem around the world: Etsy sellers, Etsy buyers, and manufacturers partnering with Etsy sellers.

Etsy
Shop directly from people around the world.

Trends in our Favor

ONLINE AND MOBILE COMMERCE

$695B
$280B
2008
2013

Global Online Retail Market

EUROMONITOR

CONSUMPTION

53%

53% of consumers prefer to buy from an individual producer

HAVAS WORLDWIDE, 2014

EMPLOYMENT

53M

53 million Americans are working as freelancers

FREELANCERS UNION STUDY, JULY 2014

MANUFACTURING

65%

65% of manufacturing establishments had 19 or fewer employees

U.S. CENSUS BUREAU, 2011